Exhibit 99.2

Q1 2016 EARNINGS PRESENTATION

May 5, 2016



Disclaimer

Forward Looking Statements

This presentation may contain forward looking statements for the purposes of the safe harbor provision under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by words such as "expect," "anticipate," "may," "intends," "believes," "estimate," "project," and other similar expressions.

Such statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from these forward looking statements. These factors include, but are not limited to, the factors described in OMAM's filings made with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, filed with the SEC on March 15, 2016, under the heading "Risk Factors."

Any forward-looking statements in this presentation are based on assumptions as of today and we undertake no obligation to update these statements as a result of new information or future events. We urge you not to place undue reliance on any forward-looking statements.

Non-GAAP Financial Measures

This presentation may contain non-GAAP financial measures. Reconciliations of GAAP to non-GAAP measures are included in the appendix to this presentation.

Overview and Highlights

- Q1'16 ENI per share of $0.27 down (12.9)% from Q1'15 ENI per share of $0.31, primarily driven by a decrease in average AUM and related revenue, and higher investment-driven expenses
  - Revenue declines resulted primarily from extreme market volatility, reflected in average Q1'16 AUM of $210.5 billion being lower than both beginning and end-of-quarter AUM

- Q1'16 U.S. GAAP net income of $30.8 million, down (9.9)% from Q1'15 net income of $34.2 million and economic net income of $32.0 million down (14.2)% from Q1'15 ENI of $37.3 million

- Net Client Cash Flows of $2.4 billion for Q1'16 producing an annualized revenue impact of $7.3 million (1.0% of beginning run-rate management fees)
  - Q1'16 inflows of $9.4 billion at approximately 38 bps and outflows and disposals of $(7.0) billion at 40 bps
  - Principal inflows were into U.S. equity and global/non-U.S. managed volatility strategies

- AUM of $218.0 billion up 2.6% over Q4'15 and down (2.7)% from Q1'15

- Long-term investment performance remains solid while short-term performance declined in a correlated market
  - Strategies representing 46%, 68% and 77% of revenue outperformed benchmarks on a 1-, 3- and 5-yr basis at March 31.

- On March 16, 2016, the Company launched its share repurchase program
  - As of quarter-end, 300,983 shares repurchased in the open market at a weighted average price of $12.64/ share

- Ongoing development of new partnership pipeline

Growth Strategy

OMAM's multi-boutique model is well positioned for growth, with four key areas of focus...



Four Key Growth Areas

Multi-Boutique Value Proposition Drives Incremental Growth Opportunities

New Partnerships

Global Distribution

Collaborative Organic Growth
(Growth and Seed / Co-Investment Capital)

Core Affiliate Growth
(Investment Performance and Net Client Cash Flows)

OMAM's Aligned Partnership Model

- Operating autonomy
- Long-term perspective
- Profit-sharing model
- Affiliate-level employee ownership
- Talent Management
- At-scale Affiliates

Unique Partnership Approach Provides Stability and the Foundation for Growth

AUM Progression and Mix

AUM Progression (Last 12 Months)



% Change: (2.7)%

Q1'15 $224.0	Net flows $(2.5) (1.1)%	Market and other $(3.5) (1.6)%	Q1'16 $218.0

AUM Progression (1st Quarter)



% Change: 2.6%

Q4 '15 $212.4	Net flows $2.4 1.1%	Market and other $3.2 1.5%	Q1 '16 $218.0

■ AUM at Period End   ◯ As % of BoP AUM

AUM Mix (3/31/16)

AUM by Affiliate		AUM	
		$B	%Total
ACADIAN	$	69.6	32%
BARROW, HANLEY, MEWHINNEY & STRAUSS		90.3	42%
CampbellGlobal FOREST & NATURAL RESOURCE INVESTMENTS		4.9	2%
Copper Rock CAPITAL PARTNERS		4.9	2%
HEITMAN A REAL ESTATE INVESTMENT MANAGEMENT FIRM		30.6	14%
INVESTMENT COUNSELORS OF MARYLAND, LLC		1.8	1%
Thompson, Siegel & Walmsley LLC INVESTMENT MANAGEMENT		15.9	7%
Total	**$**	**218.0**	**100%**

AUM by Asset Class		AUM	
		$B	%Total
US Equity	$	78.6	36%
International Equity		38.0	18%
Alternative, Real Estate & Timber		37.0	17%
Global Equity		30.2	14%
Emerging Markets Equity		20.1	9%
Fixed Income		14.1	6%
Total	**$**	**218.0**	**100%**

Please see definitions and additional notes.

Net Client Cash Flows and Revenue Impact



AUM Net Client Cash Flows ("NCCF")

$B

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Derived Average Weighted NCCF ($b)[2]	*$3.4*	*$2.6*	*$1.7*	*$4.9*	*$(0.9)*	*$5.5*	*$5.8*	*$6.1*	*$3.3*	*$3.9*	*$0.2*	*$(1.9)*	*$2.1*
	2013				2014				2015				2016
	$10.5				$9.5				$(5.1)				$2.4



Revenue Impact of NCCF[1]

$M

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Bps inflows	*40*	*35*	*41*	*44*	*40*	*43*	*46*	*44*	*47*	*46*	*46*	*45*	*38*
Bps outflows	*41*	*40*	*38*	*41*	*38*	*36*	*38*	*38*	*30*	*31*	*32*	*37*	*40*
	2013				2014				2015				2016
	$42.5				$54.5				$18.9				$7.3

(1) Annualized revenue impact of net flows represents the difference between annualized management fees expected to be earned on new accounts and net assets contributed to existing accounts, less the annualized management fees lost on terminated accounts or net assets withdrawn from existing accounts, including equity-accounted Affiliates. Annualized revenue is calculated by multiplying the annual gross fee rate for the relevant account by the net assets gained in the account in the event of a positive flow or the net assets lost in the account in the event of an outflow.

(2) Derived Average Weighted NCCF reflects the implied NCCF if annualized revenue impact of net flows represents asset flows at the weighted fee rate for OMAM overall (i.e. 34.7 bps in Q1'16). For example, NCCF annualized revenue impact of $7.3 million divided by average weighted fee rate of OMAM's overall AUM of 34.7 bps equals the derived average weighted NCCF of $2.1 billion.

Net Client Cash Flows Breakdown

AUM Net Client Cash Flows ("NCCF") - by Asset Class



Total NCCF	$(0.2)	$0.8	$(2.5)	$(3.2)	$2.4
	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016

Revenue Impact of NCCF - by Asset Class



Total Revenue Impact[2]	$11.3	$13.5	$0.7	$(6.6)	$7.3
	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016

■ U.S. Equity ■ Global/non-U.S. Equity ■ Fixed Income ■ Alternative, Real Estate & Timber ● Avg. Fee Rate (bps)[1]

(1) Average fee rate represents the average blended fee rate on overall assets for each asset class for the three months ended March 31, 2016.
(2) Annualized revenue impact of net flows represents the difference between annualized management fees expected to be earned on new accounts and net assets contributed to existing accounts, less the annualized management fees lost on terminated accounts or net assets withdrawn from existing accounts, including equity-accounted Affiliates. Annualized revenue is calculated by multiplying the annual gross fee rate for the relevant account by the net assets gained in the account in the event of a positive flow or the net assets lost in the account in the event of an outflow.

Competitive Investment Performance

Products representing > 65% of revenue outperforming on a 3- and 5-year basis

Commentary

• OMAM uses **revenue-weighted** performance as its primary investment metric
   ◦ Ties investment performance to business performance
   ◦ Reflects percent of management fee revenue in products outperforming their benchmarks [1]
• OMAM also uses **equal-weighted** performance as it considers earlier stage products that may grow to have significant impact
• **Asset-weighted** performance is broadly used across the industry



Revenue-Weighted [2][3][6]

% outperformance vs. benchmark

	1-Year	3-Year	5-Year
Q4'15	60%	83%	92%
Q1'15	55%	70%	77%



Equal-Weighted (>$100m) [2][4][6]

% outperformance vs. benchmark

	1-Year	3-Year	5-Year
Q4'15	72%	83%	88%
Q1'15	57%	82%	88%



Asset-Weighted [2][5][6]

% outperformance vs. benchmark

	1-Year	3-Year	5-Year
Q4'15	72%	73%	91%
Q1'15	43%	58%	64%

---

(1) *Excludes revenue in products which are not benchmarked; includes management fee revenue from equity-accounted Affiliates in the analysis.*
(2) *Data as of March 31, 2016.*
(3) *Revenue-Weighted: Calculates each strategy's percentage weight by taking its estimated composite revenue over total composite revenues in each period, then sums the total percentage of strategies outperforming.*
(4) *Equal-Weighted (>$100m): Each strategy over $100m has the same weight, then sums the total percentage of strategies outperforming.*
(5) *Asset-Weighted: Calculates each strategy's percentage weight by taking its composite AUM over total composite AUM in each period, then sums the total percentage of strategies outperforming.*
(6) *Barrow Hanley's Windsor II Large Cap Value account AUM and return are separated from Barrow Hanley's Large Cap Value composite in revenue-weighted, equal-weighted and asset-weighted outperformance percentage calculations.*

Financial Highlights – Q1 2016 v. Q1 2015

- Q1'16 economic net income down (14.2)% to $32.0 million ($0.27 per share) from $37.3 million ($0.31 per share) in Q1'15
    - Lower management and performance fees and higher investment-driven expenses drive decline
- ENI revenue decrease of $(10.4) million, or (6.4)%, to $152.9 million in Q1'16
    - Management fees decline (4.7)% to $149.6 million, reflecting a (7.4)% decline in average AUM offset by a 0.7 bps increase in average yield to 33.7 bps[1]
    - Performance fees decline by $(3.6) million
- The sum of ENI operating expense and variable compensation declined (1.5)% to $101.4 million from $102.9 million in year ago quarter, driven by lower variable compensation
    - Operating expenses up 7.6% from year-ago quarter to $64.0 million, reflecting 2015 new hires and investments in the business
    - Variable compensation down (13.8)% to $37.4 million, representing approximately 42% of earnings before variable compensation
- ENI operating margin of 33.7% reduced from 37.0% in year ago quarter
- Adjusted EBITDA of $45.3 million, a (15.3)% reduction from $53.5 million in Q1'15
- Revolving credit facility debt of $85.0 million at March 31 represents 0.4x trailing twelve months Adjusted EBITDA

Please see definitions and additional notes.
(1)   Average AUM and average yield exclude equity-accounted Affiliates

Volatile Markets Impacted Profitability



Average AUM

$b

% Change Q1'15 to Q1'16: (5.3)%

Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
$222	$227	$219	$215	$211



ENI Revenue[1][2]

$m

% Change Q1'15 to Q1'16:(6.4)%

% Change ex. perf. fees: (4.3)%

Performance Fees

	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Total	$163	$168	$166	$167	$153
	$159	$167	$163	$161	$153



Pre-tax ENI[2]

$m

% Change Q1'15 to Q1'16:(15.9)%

% Change ex. perf. fees: (12.4)%

Performance Fees

	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Total	$51	$52	$51	$49	$43
	$49	$52	$50	$45	$43



Fee Rate (Basis Points)[3]

Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
34.0	34.3	34.5	34.7	34.7



ENI Operating Margin[2][4]

Performance Fees

	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Total	37%	38%	37%	36%	34%
	36%	37%	37%	35%	34%



ENI Per Share[2][5]

% Change Q1'15 to Q1'16: (12.9)%

% Change ex. perf. fees: (10.0)%

Performance Fees

	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Total	$0.31	$0.32	$0.31	$0.30	$0.27
	$0.30	$0.32	$0.30	$0.28	$0.27

Please see definitions and additional notes.

(1)   ENI Revenue consists of management fees, performance fees, and other income, which primarily consists of earnings of our equity-accounted Affiliates.
(2)   Excludes impact of non-recurring performance fee in Q2'15.
(3)   Includes fees for equity-accounted Affiliates.
(4)   ENI Operating Margin is calculated before Affiliate key employee distributions. This is a non-GAAP efficiency measure, calculated based on earnings after variable compensation divided by ENI Revenue.
(5)   ENI per share is calculated as Economic Net Income divided by total diluted shares outstanding.

Revenue Impact of Decline in Average Assets Partially Offset by Increase in Fee Rates



Average AUM and Fee Rate by Asset Class[1]

% Change: (5.3)%

Avg. AUM % Change

$B

	Q1'15	Q1'16
Avg. AUM:	$ 222.3	$ 210.5
Less: Equity Accounted Affiliates:	$ (29.3)	$ (31.7)
Avg. AUM excl. Equity Accounted Affiliates:	$ 193.0	$ 178.8



Gross Management Fee Revenue by Asset Class[1]

% Change: (2.6)%

% Change

$M

	Q1'15	Q1'16
Gross Mgmt. Fee Revenues:	$ 186.4	$ 181.5
Less: Revenue from Equity Accounted Affiliates[2]:	$ (29.5)	$ (31.9)
Revenue excl. Equity Accounted Affiliates (ENI Mgmt. Fee Revenue):	$ 156.9	$ 149.6

■ U.S. Equity   ■ Global/non-U.S. Equity   ■ Fixed Income   ■ Alternative, Real Estate & Timber   ● Avg. Fee Rate (bps)

(1) Figures in parenthesis represent the percent of the total respective bar.
(2) Equity-accounted Affiliates' revenue included in other income.

Expense Growth Increases Reflect Continued Investment in the Business

Commentary
• Total ENI operating expenses reflect Affiliate operating expenses, Center expenses and key initiatives, including Global Distribution (excluding variable compensation)
• Q1'16 ENI operating expense ratio[2] increased to 42.8% for the period in part due to the decline of revenue in Q1'16
• Expense increase represents annualization of 2015 hires, systems and technology investment, decreases in client expense reimbursement, and certain seasonal spending

Total ENI Operating Expenses

$M	Q1'16		Q4'15		Q1'15		Q-O-Q Q1'16 vs. Q4'15	Q-O-Q Q1'16 vs. Q1'15
	$M	% of MFs[1]	$M	% of MFs[1]	$M	% of MFs[1]		
Fixed compensation and benefits	$ 35.4	23.7%	$ 35.7	22.7%	$ 33.5	21.4%	(1)%	6%
G&A expenses (excl. sales based compensation)	21.7	14.5%	22.1	14.1%	19.8	12.6%	(2)%	10%
Depreciation and amortization	2.1	1.4%	1.9	1.2%	1.6	1.0%	11%	31%
Core operating expense subtotal	$ 59.2	39.6%	$ 59.7	38.0%	$ 54.9	35.0%	(1)%	8%
Sales based compensation	4.8	3.2%	4.7	3.0%	4.6	2.9%	2%	4%
Total ENI operating expenses	$ 64.0	42.8%	$ 64.4	41.0%	$ 59.5	37.9%	(1)%	8%
Note: Management fees	$ 149.6		$ 157.0		$ 156.9		(5)%	(5)%

_____

(1) *Represents management fee revenue.*
(2) *The ENI operating expense ratio reflects total ENI operating expenses as a percent of management fees.*

Variable Compensation Reduced In Line with Business Profitability

Commentary

- Variable compensation typically awarded based on contractual percentage (e.g., ~25 – 30%) of each Affiliate's ENI earnings before variable compensation, plus Center bonuses

  ◦ Affiliate variable compensation includes cash and equity provided through recycling

  ◦ Center variable compensation includes cash and OMAM equity

- Variable compensation ratio consistent at approximately 42% compared to the year ago quarter

- Cash variable compensation decreased more than business profitability due to higher 2016 amortization of recycled Affiliate equity and performance fee payouts in the prior period

Variable Compensation

$M	Q1'16	Q4'15	Q1'15	Q-O-Q Q1'16 vs. Q4'15	Q-O-Q Q1'16 vs. Q1'15
Cash Variable Compensation	$ 31.1	$ 35.0	$ 38.4	(11)%	(19)%
Add: Non-cash equity-based award amortization	6.3	7.0	5.0	(10)%	26%
Variable compensation	37.4	42.0	43.4	(11)%	(14)%
Earnings before variable compensation[1]	$ 88.9	$ 102.5	$ 103.8	(13)%	(14)%
Variable Compensation Ratio (VC as % of earnings before variable comp.)	42.1%	41.0%	41.8%	110 bps	26 bps

Please see definitions and additional notes.
(1)   _Earnings before variable compensation represents ENI revenue less ENI operating expense._

Affiliate Key Employee Distributions Typically Will Move In Line With Affiliate Profitability

Commentary

- Represents employees' share of profit from their respective Affiliates, ranging from 15 - 35%, in some cases following an initial preference to OMAM[1]
- Q1'16 increase in Key Employee Distribution Ratio to 16.1% reflects profitability mix among Affiliates and is in line with full year ratios in 2013-2015.
  - Q1'15 Distribution Ratio lower due to allocation of performance fees

Affiliate Key Employee Distributions

$M	Q1'16	Q4'15	Q1'15	Q-O-Q Q1'16 vs. Q4'15	Q-O-Q Q1'16 vs. Q1'15
(A) Earnings after variable compensation (ENI operating earnings)	$ 51.5	$ 60.5	$ 60.4	*(15)%*	*(15)%*
(B) **Less: Affiliate key employee distributions**	**(8.3)**	**(10.9)**	**(8.5)**	*(24)%*	*(2)%*
Earnings after Affiliate key employee distributions	$ 43.2	$ 49.6	51.9	*(13)%*	*(17)%*
Affiliate Key Employee Distribution Ratio (B / A)	16.1%	18.0%	14.1%	*(190) bps*	*204 bps*

(1) *For consolidated Affiliates.*

Balance Sheet Management Provides Multiple Opportunities to Increase Shareholder Value

Balance Sheet

$M		March 31, 2016		December 31, 2015
Assets				
Cash and cash equivalents	$	70.4	$	135.9
Investment advisory fees receivable		137.0		151.8
Investments		211.5		202.6
Other assets		520.9		523.8
Total assets	$	939.8	$	1,014.1
Liabilities and shareholders' equity				
Accounts payable and accrued expenses	$	100.0	$	179.7
Due to related parties		214.5		222.9
Third party borrowings		85.0		90.0
Other liabilities		364.1		355.6
Total liabilities		763.6		848.2
Total equity		176.2		165.9
Total liabilities and equity	$	939.8	$	1,014.1
Shares outstanding in the quarter ended:				
Basic		120.0		120.0
Diluted		120.0		120.6

Capital

- In Q1'16, repaid $5.0 million net on revolving credit facility
- $85 million currently drawn on OMAM's $350 million revolving credit facility
- Leverage ratio (Debt / Adjusted EBITDA) of 0.4x well below 3.0x covenant limit
- $150.0 million seed capital pool provided by Old Mutual plc—off balance sheet to OMAM

Dividend & Share Buyback

- $0.08 per share interim dividend approved, reflecting 25% payout rate
  - Payable June 30 to shareholders of record as of June 17
- On March 16, 2016, the Company launched its share repurchase program. As of March 31, 2016, the Company had purchased 300,983 shares in the open market at a weighted average price of $12.64/share
- On April 29, 2016, shareholders approved the terms under which OMAM could buy back its shares on a directed basis from Old Mutual plc

Appendix

Reconciliation: GAAP to ENI and Adjusted EBITDA

$m	Three Months Ended March 31,			
		2016		**2015**
U.S. GAAP net income	$	**30.8**	$	**34.2**
Adjustments to reflect the economic earnings of the Company:				
[1] Non-cash key employee-owned equity and profit interest revaluations[1]		(1.3)		4.8
[2] Amortization and impairment of goodwill and acquired intangible assets[1]		0.1		—
[3] Capital transaction costs[1]		0.1		—
[4] Discontinued operations and restructuring costs		(0.2)		(0.2)
Total adjustment to reflect earnings of the Company	$	**(1.3)**	$	**4.6**
Less: Tax effect of above adjustments[1]		0.5		(1.9)
[5] Less: ENI tax normalization		2.0		0.4
Economic net income	$	**32.0**	$	**37.3**
Net interest expense		0.3		0.9
Depreciation and amortization		2.1		1.6
Tax on Economic Net Income		10.9		13.7
Adjusted EBITDA	$	**45.3**	$	**53.5**

ENI Adjustments

[1] Exclude non-cash expenses representing changes in the value of Affiliate equity and profit interests held by Affiliate key employees

[2] Exclude non-cash amortization or impairment expenses related to acquired goodwill and other intangibles as they represent non-cash charges that do not result in an outflow of tangible economic benefits from the business

[3] Exclude capital transaction costs including the costs of raising debt or equity, gains or losses realized as a result of redeeming debt or equity and direct incremental costs associated with acquisitions of businesses or assets

[4] Exclude results of discontinued operations as they are not part of the ongoing business, and restructuring costs incurred in continuing operations which represent an exit from a distinct product or line of business

[5] Exclude one-off tax benefits or costs unrelated to current operations

---

(1) *Tax-affected items for which adjustments are included in "Tax effect of above adjustments" line; taxed at 40.2% U.S. statutory rate (including state tax).*

Reconciliation: GAAP to ENI and Components of ENI

Components of ENI revenue

($ in millions)	Three Months Ended March 31,			
	2016		2015	
Management fees[1]	$	149.6	$	156.9
Performance fees[2]		—		3.6
Other income, including equity-accounted Affiliates[3]		3.3		2.8
ENI revenue	**$**	**152.9**	**$**	**163.3**

U.S. GAAP revenue to ENI revenue

($ in millions)	Three Months Ended March 31,			
	2016		2015	
U.S. GAAP revenue	$	149.6	$	160.6
Include investment return on equity-accounted Affiliates		3.3		2.7
ENI revenue	**$**	**152.9**	**$**	**163.3**

Components of ENI operating expense

($ in millions)	Three Months Ended March 31,			
	2016		2015	
Fixed compensation & benefits	$	35.4	$	33.5
General and administrative expenses		26.5		24.4
Depreciation and amortization		2.1		1.6
ENI operating expense	**$**	**64.0**	**$**	**59.5**

---

(1)   ENI management fees correspond to U.S. GAAP management fees.
(2)   ENI performance fees correspond to U.S. GAAP performance fees.
(3)   ENI other income is comprised of other revenue under U.S. GAAP, plus our earnings from equity-accounted Affiliates of $3.3 million for the three months ended March 31, 2016 and $2.7 million for the three months ended March 31, 2015.

Reconciliation: GAAP to ENI

U.S. GAAP operating expense to ENI operating expense

($ in millions)	Three Months Ended March 31,			
		2016		2015
U.S. GAAP operating expense	$	108.6	$	116.2
Less: items excluded from economic net income				
Affiliate key employee equity revaluations		1.3		(4.8)
Amortization of acquired intangible assets		(0.1)		—
Capital transaction costs		(0.1)		—
Less: items segregated out of U.S. GAAP operating expense				
Variable compensation		(37.4)		(43.4)
Affiliate key employee distributions		(8.3)		(8.5)
ENI operating expense	**$**	**64.0**	**$**	**59.5**

U.S. GAAP compensation expense to ENI fixed compensation and benefits expense

($ in millions)	Three Months Ended March 31,			
		2016		2015
Total U.S. GAAP compensation expense	$	84.6	$	94.8
Non-cash affiliate key employee equity revaluations excluded from ENI		1.3		(4.8)
Sales-based compensation reclassified to ENI general & administrative expenses		(4.8)		(4.6)
Affiliate key employee distributions		(8.3)		(8.5)
Variable compensation		(37.4)		(43.4)
ENI fixed compensation and benefits	**$**	**35.4**	**$**	**33.5**

U.S. GAAP general and administrative expense to ENI general and administrative expense

($ in millions)	Three Months Ended March 31,			
		2016		2015
U.S. GAAP general and administrative expense	$	21.8	$	19.8
Sales-based compensation		4.8		4.6
Capital transaction costs		(0.1)		—
ENI general and administrative expense	**$**	**26.5**	**$**	**24.4**

Reconciliation: GAAP to ENI

U.S. GAAP operating income to ENI operating earnings and ENI earnings after Affiliate key employee distributions

($ in millions)

	Three Months Ended March 31,	
	2016	2015
U.S. GAAP operating income	$ 41.0	$ 44.4
Include investment return on equity-accounted Affiliates	3.3	2.7
Exclude the impact of:		
Affiliate key employee equity revaluations	(1.3)	4.8
Amortization of acquired intangible assets	0.1	—
Capital transaction costs	0.1	—
Affiliate key employee distributions	8.3	8.5
Variable compensation	37.4	43.4
ENI earnings before variable compensation	**88.9**	**103.8**
Less: ENI variable compensation	(37.4)	(43.4)
ENI operating earnings	**51.5**	**60.4**
Less: ENI Affiliate key employee distributions	(8.3)	(8.5)
ENI earnings after Affiliate key employee distributions	**$ 43.2**	**$ 51.9**

Calculation of ENI Effective Tax Rate

($ in millions)

	Three Months Ended March 31,	
	2016	2015
Pre-tax economic net income[1]	$ 42.9	$ 51.0
Intercompany interest expense deductible for U.S. tax purposes	(17.7)	(17.5)
Taxable economic net income	**25.2**	**33.5**
Taxes at the U.S. federal and statutory rates[2]	(10.1)	(13.5)
Other reconciling tax adjustments	(0.8)	(0.2)
Tax on economic net income	**(10.9)**	**(13.7)**
Add back intercompany interest expense previously excluded	17.7	17.5
Economic net income	**$ 32.0**	**$ 37.3**
Economic net income effective tax rate[3]	25.4%	26.9%

(1) *Pre-tax economic net income is shown before intercompany interest and tax expense.*
(2) *Calculated using a 40.2% tax rate.*
(3) *The economic net income effective tax rate is calculated by dividing the tax on economic net income by pre-tax economic net income.*

Definitions and Additional Notes

References to "OMAM" or the "Company" refer to OM Asset Management plc; references to the "Parent" or "Old Mutual" refer to Old Mutual plc. OMAM operates its business through seven boutique asset management firms (the "Affiliates"). OMAM's distribution activities are conducted in various jurisdictions through affiliates companies in accordance with local regulatory requirements.

The Company uses a non-GAAP performance measure referred to as economic net income ("ENI") to represent its view of the underlying economic earnings of the business. ENI is used to make resource allocation decisions, determine appropriate levels of investment or dividend payout, manage balance sheet leverage, determine Affiliate variable compensation and equity distributions, and incentivize management. The Company's ENI adjustments to U.S. GAAP include both reclassifications of U.S. GAAP revenue and expense items, as well as adjustments to U.S. GAAP results, primarily to exclude non-cash, non-economic expenses, or to reflect cash benefits not recognized under U.S. GAAP.

The Company re-categorizes certain line items on the income statement to:

- include the Company's share of earnings from equity-accounted Affiliates within other income, rather than investment income;
- treat sales-based compensation as a general and administrative expense, rather than part of fixed compensation and benefits;
- identify separately from operating expenses, variable compensation and Affiliate key employee distributions, which represent Affiliate earnings shared with Affiliate key employees.

The Company also makes the following adjustments to U.S. GAAP results to more closely reflect its economic results by excluding:

i. non-cash expenses representing changes in the value of Affiliate equity and profit interests held by Affiliate key employees. These ownerships interests may in certain circumstances be repurchased by OMAM at a value based on a pre-determined fixed multiple of trailing earnings and as such this value is carried on the Company's balance sheet as a liability. Non-cash movements in the value of this liability are treated as compensation expense under U.S. GAAP. However, any equity or profit interests repurchased by OMAM can be used to fund a portion of future variable compensation awards, resulting in savings in cash variable compensation that offset the negative cash effect of repurchasing the equity.

ii. non-cash amortization or impairment expenses related to acquired goodwill and other intangibles as these are non-cash charges that do not result in an outflow of tangible economic benefits from the business.

iii. capital transaction costs, including the costs of raising debt or equity, gains or losses realized as a result of redeeming debt or equity and direct incremental costs associated with acquisitions of businesses or assets.

iv. the results of discontinued operations since they are not part of the Company's ongoing business, and restructuring costs incurred in continuing operations which represent an exit from a distinct product or line of business.

v. deferred tax resulting from changes in tax law and expiration of statutes, adjustments for uncertain tax positions, deferred tax attributable to intangible assets and other unusual items not related to current operating results to reflect ENI tax normalization.

The Company adjusts its income tax expense to reflect any tax impact of its ENI adjustments. Please see Slide 17 for a reconciliation of U.S. GAAP net income to economic net income.

Adjusted EBITDA

Adjusted EBITDA is defined as economic net income before interest, income taxes, depreciation and amortization. The Company notes that its calculation of Adjusted EBITDA may not be consistent with Adjusted EBITDA as calculated by other companies. The Company believes Adjusted EBITDA is a useful liquidity metric because it indicates the Company's ability to make further investments in its business, service debt and meet working capital requirements. Please see Slide 17 for a reconciliation of economic net income to Adjusted EBITDA.

Definitions and Additional Notes

Methodologies for calculating investment performance[1]:

Revenue-weighted investment performance measures the percentage of management fee revenue generated by Affiliate strategies which are beating benchmarks. It calculates each strategy's percentage weight by taking its estimated composite revenue over total composite revenues in each period, then sums the total percentage of revenue for strategies outperforming.

Equal-weighted investment performance measures the percentage of Affiliates' scale strategies (defined as strategies with greater than $100 million of AUM) beating benchmarks. Each outperforming strategy over $100 million has the same weight; the calculation sums the number of strategies outperforming relative to the total number of composites over $100 million.

Asset-weighted investment performance measures the percentage of AUM in strategies beating benchmarks. It calculates each strategy's percentage weight by taking its composite AUM over total composite AUM in each period, then sums the total percentage of AUM for strategies outperforming.

ENI Operating Earnings
ENI operating earnings represents ENI earnings before Affiliate key employee distributions and is calculated as ENI revenue, less ENI operating expense, less ENI variable compensation. It differs from economic net income because it does not include the effects of Affiliate key employee distributions, net interest expense or income tax expense.

ENI Operating Margin
The ENI operating margin, which is calculated before Affiliate key employee distributions, is used by management and is useful to investors to evaluate the overall operating margin of the business without regard to our various ownership levels at each of the Affiliates. ENI operating margin is a non-GAAP efficiency measure, calculated based on ENI operating earnings divided by ENI revenue. The ENI operating margin is most comparable to our U.S. GAAP operating margin.

ENI management fee revenue
ENI Management fee revenue corresponds to U.S. GAAP management fee revenue.

ENI operating expense ratio
The ENI operating expense ratio is used by management and is useful to investors to evaluate the level of operating expense as measured against our recurring management fee revenue. We have provided this ratio since many operating expenses, including fixed compensation & benefits and general and administrative expense, are generally linked to the overall size of the business. We track this ratio as a key measure of scale economies at OMAM because in our profit sharing economic model, scale benefits both the Affiliate employees and OMAM shareholders.

ENI earnings before variable compensation
ENI earnings before variable compensation is calculated as ENI revenue, less ENI operating expense.

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(1) *Barrow Hanley's Windsor II Large Cap Value account AUM and return are separated from Barrow Hanley's Large Cap Value composite in revenue-weighted, equal-weighted and asset-weighted outperformance percentage calculations.*

Definitions and Additional Notes

ENI variable compensation ratio
The ENI variable compensation ratio is calculated as variable compensation divided by ENI earnings before variable compensation. It is used by management and is useful to investors to evaluate consolidated variable compensation as measured against our ENI earnings before variable compensation. Variable compensation is usually awarded based on a contractual percentage of each Affiliate's ENI earnings before variable compensation and may be paid in the form of cash or non-cash Affiliate equity or profit interests. Center variable compensation includes cash and OMAM equity. Non-cash variable compensation awards typically vest over several years and are recognized as compensation expense over that service period. The variable compensation ratio at each Affiliate will typically be between 25% and 30%.

ENI Affiliate key employee distribution ratio
The Affiliate key employee distribution ratio is calculated as Affiliate key employee distributions divided by ENI operating earnings. The ENI Affiliate key employee distribution ratio is used by management and is useful to investors to evaluate Affiliate key employee distributions as measured against our ENI operating earnings. Affiliate key employee distributions represent the share of Affiliate profits after variable compensation that is attributable to Affiliate key employee equity and profit interests holders, according to their ownership interests. At certain Affiliates, OMUS is entitled to an initial preference over profits after variable compensation, structured such that before a preference threshold is reached, there would be no required key employee distributions, whereas for profits above the threshold the key employee distribution amount would be calculated based on the key employee ownership percentages, which range from approximately 15% to 35% at our consolidated Affiliates.

U.S. GAAP operating margin
U.S. GAAP operating margin equals operating income from continuing operations divided by total revenue.

Annualized Revenue Impact of Net Flows ("NCCF")
Annualized revenue impact of net flows represents the difference between annualized management fees expected to be earned on new accounts and net assets contributed to existing accounts, less the annualized management fees lost on terminated accounts or net assets withdrawn from existing accounts, including equity-accounted Affiliates. Annualized revenue is calculated by multiplying the annual gross fee rate for the relevant account by the net assets gained in the account in the event of a positive flow or the net assets lost in the account in the event of an outflow.

Hard asset disposals
Net flows include hard asset disposals made by OMAM's Affiliates. This category is made up of investment-driven asset dispositions made by Heitman, a real estate manager, or Campbell, a timber manager.

Derived average weighted NCCF
Derived average weighted NCCF reflects the implied NCCF if annualized revenue impact of net flows represents asset flows at the weighted fee rate for OMAM overall (i.e. 34.7 bps in Q1 '16). For example, NCCF annualized revenue impact of $7.3 million divided by the average weighted fee rate of OMAM's overall AUM of 34.7 bps equals the derived average weighted NCCF of $2.1 billion.

n/m
"Not meaningful."